UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

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Date of Report (Date of earliest
event reported): January 20, 2003

HARRIS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1-3863	34-0276860
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1025 West NASA Blvd., Melbourne, FL	32919
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (321) 727-9100

No Change

(Former name or former address, if changed since last report.)

TABLE OF CONTENTS

Items 1.-4. Not applicable.

Item 5.   <u>Other Events and Regulation FD Disclosure.</u>
On January 20, 2003, Harris Corporation ("Harris") announced that Howard L. Lance has been named President and Chief Executive Officer of Harris and has been elected to the Board of Directors. Mr. Lance's appointment as President and Chief Executive Officer is effective February 1, 2003. Harris also announced that Phillip W. Farmer, who currently serves as Chairman of the Board, President and Chief Executive Officer of Harris, will continue to be employed by Harris and remain as Chairman of the Board until the end of June.

A copy of the press release is filed herewith as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

In connection with his employment with Harris, Mr. Lance and Harris have entered into an Executive Employment Agreement. A copy of that agreement and related attachments is set forth as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 6.   Not applicable.

Item 7.   <u>Financial Statements and Exhibits.</u>

(a)   Financial statements.

None.

(b)   Pro Forma Financial Information.

None.

(c)   Exhibits.

The following documents are filed as Exhibits to this Report:

99.1 Press Release, dated January 20, 2003.

99.2 Executive Employment Agreement, dated as of January 20, 2003, by and between Harris Corporation and Howard L. Lance.

Items 8.-9. Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HARRIS CORPORATION

By: /s/ Richard L. Ballantyne

Name: Richard L. Ballantyne
Title: Vice President,
          General Counsel and Secretary

Date: January 21, 2003

EXHIBIT INDEX

Exhibit No. Under Regulation S-K, Item 601	Description
99.1	Press Release, dated January 20, 2003.
99.2	Executive Employment Agreement, dated as of January 20, 2003, by and between Harris Corporation and Howard L. Lance.